Exhibit 99.1

JMU Limited Reports Audited Fiscal Year 2018 Financial Results

SHANGHAI, July 1, 2019 /PRNewswire/ -- JMU Limited (the "Company" or "JMU") (Nasdaq: JMU), a B2B online e-commerce platform that provides integrated services to suppliers and customers in the foodservice industry in China, today announced its audited financial results for the fiscal year ended December 31, 2018.

Fiscal Year 2018 Highlights

•	Revenues in 2018 were $36.5 million, representing a decrease of 58.9% from $88.7 million in 2017. The decrease was mainly due to the Company re-examining its B2B platform business and re-developing and transforming its future positioning and strategy in 2018. During the year, the Company suspended businesses that were strategically misaligned, products with lower gross profit, and a portion of business and services that involved third-party sellers and buyers.

•	Gross profit was $876 thousand in 2018, an increase of $327 thousand from 2017.

•	B2B online platform recorded gross billing of RMB7.7 billion (US$1.1 billion) in 2018, measured in terms of gross merchandise value ("GMV"), decreasing 51.9% from gross billing of RMB16.0 billion (US$ 2.5 billion) in 2017. The decrease was mainly due to the Company re-examining its B2B platform business and re-developing and transforming its future positioning and strategy in 2018.

•	Active customer accounts were 10,304 as of December 31, 2018, decreasing 68.8% from 33,025 as of December 31, 2017.

•	Third-party sellers on the Company's online marketplace decreased to 3,779 as of December 31, 2018, compared to over 15,800 as of December 31, 2017.

Ms. Xiaoxia Zhu, Chairperson and Chief Executive Officer commented, "Through re-examining and adjusting our strategy and business, we hope to bring better growth opportunities for JMU and create better market service value for our customers."

Fiscal Year 2018 Financial Performance

Revenues were $36.5 million for 2018, representing a decrease of 58.9% from $88.7 million in 2017. The decrease of revenue in 2018 was mainly due the Company re-examining its B2B platform business and re-developing and transforming its future positioning and strategy in 2018. During the year, the Company suspended businesses that were strategically misaligned, products with lower gross profit, and a portion of business and services that involved third-party sellers and buyers.

Cost of revenues were $35.6 million in the year of 2018, representing a decrease of 59.6% from $88.2 million in 2017.

Gross profit for 2018 was $876 thousand, representing a 59.6% increase from $549 thousand in 2017. Gross margin increased to 2.4% in 2018 from 0.62% in 2017.

Selling and marketing expenses in 2018 decreased 61.8% to $5.8 million from $15.2 million in 2017. As a percentage of total revenue, selling and marketing expense was 15.9% and 17.1% in fiscal years 2018 and 2017, respectively. The decrease was primarily attributable to the impairment of acquired intangible assets decreasing to zero, which resulted in the amortization of intangible assets decreasing by $7.2 million. Marketing, advertising, and travel expenses also decreased.

General and administrative expenses in 2018 were $4.3 million, representing a decrease of 35.8% from $6.7 million in 2017. As a percentage of total revenues, general and administrative expenses were 9.6% and 7.6% in 2018 and 2017, respectively.

Impairment loss in 2018 was $115.2 million, representing a decrease of 21.7% from $147.0 million in 2017. As a percentage of total revenue, impairment loss were 315.9% and 165.7% in 2018 and 2017, respectively.

Loss from operations in 2018 was $124.4 million, representing a decrease of 26.1% from $168.4 million in 2017.

Net loss attributable to the Company in 2018 was $123.2 million, representing a decrease of 23.9% from $161.9 million in 2017. Non-GAAP net loss attributable to the Company, which excludes amortization of acquired intangible assets, impairment loss, share-based compensation and related provision for income tax benefits, was $9 million in 2018 compared to $12.3 million in 2017. For the years ended December 31, 2018 and 2017, the Company's weighted average number of ordinary shares used in computing loss per ordinary share was 1,476,801,177 and 1,476,144,194, respectively.

As of December 31, 2018, the Company's cash and cash equivalents was $0.4 million, representing a decrease of 92.7% from $4.9 million as of December 31, 2017. Total shareholders' deficit as of December 31, 2018 was $20.2 million compared to total shareholders' equity of $103.6 million as of December 31, 2017.

Form 20-F Filings for Fiscal Year 2018

JMU filed its annual report on Form 20-F for the year ended December 31, 2018 with the Securities and Exchange Commission. The annual report can be accessed and downloaded through the investor relations section of the Company's website and all shareholders can receive a hard copy of the Company's complete audited financial statements free of charge upon request.

Recent Development

On May 21, 2019, JMU entered into a share purchase agreement with Unicorn Investment Limited ("Unicorn") and Mr. Haohan Xu, one of JMU's shareholders, pursuant to which JMU acquired all the issued and outstanding shares of Unicorn held by Mr. Haohan Xu, in consideration for the issuance of 632,660,858 new ordinary shares. Immediately after the closing of the foregoing transaction, Mr. Haohan Xu held approximately 48.0% of all the issued and outstanding shares of the Company. Please refer to the press release issued by JMU on May 21, 2019 for further details.

Non-GAAP Measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), we use various non-GAAP financial measures that are adjusted from results based on U.S. GAAP to exclude amortization of acquired intangible assets, impairment of goodwill, share-based compensation and related provision for income tax benefits.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the historical and current financial performance of our operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP financial results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

A limitation of using these non-GAAP financial measures is that amortization of acquired intangible assets, impairment of goodwill, share-based compensation and related provision for income tax benefits have been and may continue to be for the foreseeable future significant recurring expenses in our results of operations. We compensate for these limitations by providing reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures. Please see the reconciliation tables at the end of this earnings release.

About JMU Limited

JMU Limited operates a B2B online e-commerce platform in China that provides integrated services to suppliers and customers in the catering industry. With the help of Internet and cloud technologies, JMU has the vision to reshape the procurement and distribution pattern and build a fair business ecosystem in China's catering industry. JMU keeps concentrating on its ready-to-cook and ready-to-eat products in China.

Through cooperation with national and local industry associations and reputable restaurant groups across China, JMU has formed an industrial alliance and has great resource leverage in China's catering industry. JMU works closely with suppliers and customers in the catering industry, providing one-stop procurement services, as well as other value-added services. For more information, please visit: http://ir.ccjmu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "aim," "anticipate," "believe," "estimate," "expect," "hope," "going forward," "intend," "ought to," "plan," "project," "potential," "seek," "may," "might," "can," "could," "will," "would," "shall," "should," "is likely to" and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about JMU's beliefs and expectations, the business outlook and quotations from management in this announcement, as well as JMU's strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. JMU's plan to enhance customer experience, upgrade infrastructure and increase service offerings might not be well received. JMU might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and JMU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Zhengzhen Li
JMU Limited

lizhengzhen@ccjmu.com
Tel: +86 (021) 6015-1166, ext. 8904

Kristy Meng
ICR Inc.
kristy.meng@icrinc.com
Tel: +86 (010) 6583-7504

JMU LIMITED
FORMERLY KNOWN AS WOWO LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(US dollars in thousands, except for number of shares and per share (or ADS) data)

	For the years ended December 31
	2017	2018

Related parties	17,485	10,873
Third parties	71,251	25,582
Total Revenues	88,736	36,455
Cost of revenues	(88,187)	(35,579)
Gross profit	549	876

Operating expenses:
Selling and marketing (including share-based compensation of $680,124, $538,897 for the years ended December 31, 2016 and 2017 , respectively and reversal of $241,150 for the year ended December 31, 2018)	(15,207)	(5,792)
General and administrative (including share-based compensation of $417,419, $528,889 and $184,445 for the years ended December 31, 2016, 2017 and 2018, respectively)	(6,697)	(4,303)
Impairment loss	(147,018)	(115,179)
Total operating expenses	(168,922)	(125,274)
Loss from operations	(168,373)	(124,398)
Interest income/(expense), net	(411)	(907)
Other income/(expense), net	28	(33)
Loss before provision for income taxes	(168,756)	(125,338)
Income tax benefits	6,857	2,098
Net loss	(161,899)	(123,240)

Net loss per ordinary share
Basic	(0.11)	(0.08)
Diluted	(0.11)	(0.08)
Weighted average shares used in calculating net loss per ordinary share
Basic	1,476,144,194	1,476,801,177
Diluted	1,476,144,194	1,476,801,177

JMU LIMITED
FORMERLY KNOWN AS WOWO LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(US dollars in thousands)

	For the years ended December 31
	2017	2018

Net loss	(161,899)	(123,240)
Other comprehensive income/(loss)
Change in cumulative foreign currency translation adjustment	15,975	(2,442)
Comprehensive loss	(145,924)	(125,682)

JMU LIMITED
FORMERLY KNOWN AS WOWO LIMITED
CONSOLIDATED BALANCE SHEETS
(US dollars in thousands)

	December 31, 2017	December 31, 2018
ASSETS:
Current assets:
Cash and cash equivalents	4,912	357
Accounts receivable, net of allowance of $nil as of December 31, 2017 and 2018	3,296	176
Inventories	539	586
Prepaid expenses and other current assets, net	2,246	1,121
Amounts due from related parties	3,063	2,378
Total current assets	14,056	4,618
Non-current assets:
Property and equipment, net	1,795	406
Acquired intangible assets, net	10,264	-
Investment	768	-
Goodwill	108,940	-
Deferred tax assets	157	-
Other non-current assets	162	-
Total non-current assets	122,086	406
TOTAL ASSETS	136,142	5,024
LIABILITIES AND SHAREHOLDER'S EQUITY :
Current liabilities:
Short-term bank borrowings (including short-term bank borrowings of VIE without recourse to the Company of $7,684,859 and $7,272,198 as of December 31, 2017 and 2018, respectively)	7,685	7,272
Accounts and notes payable (including accounts and notes payable of VIE without recourse to the Company of $3,980,560 and $540,899 as of December 31, 2017 and 2018, respectively)	3,981	543
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIE without recourse to the Company of $8,345,461 and $5,336,699 as of December 31, 2017 and 2018, respectively)	9,292	6,917
Advance from customers (including advance from customers of VIE without recourse to the Company of $1,243,739 and $422,702 as of December 31, 2017 and 2018, respectively)	1,244	423
Amounts due to related parties (including amounts due to related parties of VIE without recourse to the Company of $87,385 and $3,311,752 as of December 31, 2017 and 2018, respectively)	604	5,135
Total current liabilities	22,806	20,290
Non-current liabilities:
Other non-current liabilities (including other non-current liabilities of VIE without recourse to the Company of $1,386,749 and $nil as of December 31, 2017 and 2018, respectively)	1,534	30
Deferred tax liabilities (including deferred tax liabilities of the VIE without recourse to the Company of $nil and $nil as of December 31, 2017 and 2018, respectively)	2,565	-
Amount due to related parties (including amount due to related parties of the VIE without recourse to the Company of $5,685,971 and $6,892,316 as of December 31, 2017 and 2018, respectively)	5,686	6,892
Total non-current liabilities	9,785	6,922
TOTAL LIABILITIES	32,591	27,212
Commitments and contingencies
Shareholders'equity:
Ordinary shares ($0.00001 par value; 1,476,208,670 shares authorized, 1,476,208,670 shares issued and outstanding as of December 31, 2017 and 2018)	15	15
Additional paid-in capital	634,071	634,016
Accumulated deficit	(513,903)	(637,143)
Accumulated other comprehensive loss	(16,632)	(19,076)
Total shareholders' equity/(deficit)	103,551	(22,188)
TOTAL LIABILITIES AND SHAREHOLDERS'EQUITY	136,142	5,024

JMU LIMITED
Reconciliation of Non-GAAP financial measures
to comparable GAAP measures
(US dollars in thousands)

		For the years ended December 31
		2017	2018
Loss from operations		168,373	124,398
Net loss attributable to JMU Ltd.		161,899	123,240

Amortization of acquired intangible assets	a	8,359	1,171
Provision for income tax benefits	b	(6,857)	(2,098)
Share-based compensation	c	1,068	(57)
Impairment loss	d	147,018	115,179

Non-GAAP loss from operation (a)(c)(d)		11,928	8,105
Non-GAAP net loss attributable to JMU Ltd.(a)(b)(c)(d)		12,311	9,045

Note:

(a) Adjustment to exclude amortization of acquired intangible assets

(b) Adjustment to exclude income tax benefits

(c) Adjustment to exclude share-based compensation

(d) Adjustment to exclude impairment loss